UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________________________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Esports Entertainment Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29667k306

(CUSIP Number)

March 1, 2022

(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29667k306	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
ThreeD Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ❏ (b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
143,784(1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
143,784(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
143,784 (see item 2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
❏
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.56%(2)
12	TYPE OF REPORTING PERSON*
CO

(1) Includes (i) 125,000 shares of the Issuer's Common Stock, par value $0.001, of which ThreeD Capital Inc. is the beneficial owner, (ii) 18,784 shares of the Issuer's Common Stock that ThreeD Capital Inc. has the right to obtain anytime prior to the expiration date of March 31st 2025, upon the conversion of 18,784 Warrant Options, at a ratio of one share of Common Stock for each Warrant Option.

CUSIP No. 29667k306	13G	Page 3 of 10 Pages

(2) Based upon 25,672,944 shares of the Issuer's Common Stock outstanding as of February 18, 2022, together with the 18,784 shares of the Issuer's Common Stock that ThreeD Capital Inc. has the right to obtain anytime prior to the expiration date of March 31st 2025 upon the conversion of 18,784 Warrant Options.

CUSIP No. 29667k306	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Sheldon Inwentash
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ❏ (b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,332,187(3)
	6	SHARED VOTING POWER
143,784 (please see item 2 where Sheldon Inwentash shares such voting power with ThreeD Capital Inc.)(1)
	7	SOLE DISPOSITIVE POWER
1,332,187(3)
	8	SHARED DISPOSITIVE POWER
143,784 (please see item 2 where Sheldon Inwentash shares such voting power with ThreeD Capital Inc.)(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,475,971 (see item 2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
❏
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.14%(4)
12	TYPE OF REPORTING PERSON*
IN

(1) Includes (i) 125,000 shares of the Issuer's Common Stock, par value $0.001, of which ThreeD Capital Inc. is the beneficial owner, (ii) 18,784 shares of the Issuer's Common Stock that ThreeD Capital Inc. has the right to obtain anytime prior to the expiration date of March 31st 2025 upon the conversion of 18,784 Warrant Options, at a ratio of one share of Common Stock for each Warrant Option.

CUSIP No. 29667k306	13G	Page 5 of 10 Pages

(3) Includes (i) 1,078,333 shares of the Issuer's Common Stock, par value $0.001, of which Sheldon Inwentash is the beneficial owner, (ii) 243,857 shares of the Issuer's Common Stock that Sheldon Inwentash has the right to obtain anytime prior to the expiration date of March 31st 2025, upon the conversion of 243,857 Warrant Options, at a ratio of one share of Common Stock for each Warrant Option; (iii) 9,997 shares of the Issuer's Common Stock that Sheldon Inwentash has the right to obtain anytime prior to the expiration date of March 4th 2022, upon the conversion of 9,997 Options, at a ratio of one share of Common Stock for each Option.

(4) Based upon 25,672,944 shares of the Issuer's Common Stock outstanding as of February 18, 2022, together with the 243,857 shares of the Issuer's Common Stock that Sheldon Inwentash has the right to obtain anytime prior to the expiration date of March 31st 2025, upon the conversion of 243,857 Warrant Options and together with the 9,997 shares of the Issuer's Common Stock that Sheldon Inwentash has the right to obtain anytime prior to the expiration date of March 4th 2022, upon the conversion of 9,997 Options.

CUSIP No. 29667k306	13G	Page 6 of 10 Pages

Item 1  (a). Name of Issuer:

Esports Entertainment Group Inc.

Item 1 (b). Address of Issuer's Principal Executive Offices:

Block D, Units 12 and 13, Jolly Harbour Commercial Centre,
Jolly Harbour, St. Mary's

Antigua And Barbuda

Item 2 (a). Name of Person Filing:

ThreeD Capital Inc., is a corporation formed under the laws of Canada under the Canada Business Corporations Act with a principal place of business at 130 Spadina Ave., Suite 401, Toronto, Ontario M5V 2L4

Sheldon Inwentash is the Chief Executive Officer of ThreeD, having his principal place of business at 130 Spadina Ave., Suite 401, Toronto, Ontario M5V 2L4

Item 2 (b). Address of Principal Business Office or, if None, Residence:

130 Spadina Ave., Suite 401, Toronto, Ontario M5V 2L4

Item 2 (c).  Citizenship:

ThreeD Capital Inc. is a Canadian Corporation Sheldon Inwentash is a Canadian citizen

Item 2 (d). Title of Class of Securities:

Common Stock

Item 2 (e). CUSIP Number:

29667k306

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Act;

(c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act;

(d) ☐ Investment Company registered under Section 8 of the Investment Company Act;

(e) ☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);\

(f) ☐ Employee benefit plan or endowment plan in accordance with Rule 13d- 1(b)(1)(ii)(F);

(g) ☐ Parent holding company or control person, in accordance with Rule 13d- 1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

CUSIP No. 29667k306	13G	Page 7 of 10 Pages

 ☒ If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

ThreeD Capital Inc.

(a) Amount beneficially owned: 143,784 (1)

(b) Percent of class: 0.56% (1)(2)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 143,784 (shared power with Sheldon Inwentash) (1)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 143,784 (shared power with Sheldon Inwentash) (1)

Sheldon Inwentash

(a) Amount beneficially owned: 1,332,187 (3)

(b) Percent of class: 5.14% (3)(4)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,332,187 (3)

(ii) Shared power to vote or to direct the vote: 143,784 (shared power with ThreeD Capital Inc.) (1)

(iii) Sole power to dispose or to direct the disposition of: 1,332,187 (3)

(iv) Shared power to dispose or to direct the disposition of: 143,784 (shared power with ThreeD Capital Inc.) (1)

Item 5. Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

CUSIP No. 29667k306	13G	Page 8 of 10 Pages

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

(1) Includes (i) 125,000 shares of the Issuer's Common Stock, par value $0.001, of which ThreeD Capital Inc. is the beneficial owner, (ii) 18,784 shares of the Issuer's Common Stock that Threed Capital Inc. has the right to obtain anytime prior to the expiration date of March 31st 2025 upon the conversion of 18,784 Warrant Options, at a ratio of one share of Common Stock for each Warrant Option.

(2) Based upon 25,672,944 shares of the Issuer's Common Stock outstanding as of February 18, 2022, together with the 18,784 shares of the Issuer's Common Stock that ThreeD Capital Inc. has the right to obtain, anytime prior to the expiration date of March 31st 2025, upon the conversion of 18,784 Warrant Options.

(3) Includes (i) 1,078,333 shares of the Issuer's Common Stock, par value $0.001, of which Sheldon Inwentash is the beneficial owner, (ii) 243,857 shares of the Issuer's Common Stock that Sheldon Inwentash has the right to obtain, anytime prior to the expiration date of March 31st 2025, upon the conversion of 243,857 Warrant Options, at a ratio of one share of Common Stock for each Warrant Option; (iii) 9,997 shares of the Issuer's Common Stock that Sheldon Inwentash has the right to obtain, anytime prior to March 4th 2022, upon the conversion of 9,997 Options, at a ratio of one share of Common Stock for each Option.

(4) Based upon 25,672,944 shares of the Issuer's Common Stock outstanding as of February 18, 2022, together with the 243,857 shares of the Issuer's Common Stock that Sheldon Inwentash has the right to obtain, anytime prior to the expiration date of March 31st 2025 upon the conversion of 243,857 Warrant Options, and together with the 9,997 shares of the Issuer's Common Stock that Sheldon Inwentash has the right to obtain anytime prior to March 4th 2022, upon the conversion of 9,997 Options.

CUSIP No. 29667k306	13G	Page 9 of 10 Pages

Item 10.  Certification. By signing below, the undersigned certify that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 1, 2022

THREED CAPITAL INC.
By:	/s/ Sheldon Inwentash
Sheldon Inwentash
Chief Executive Officer
SHELDON INWENTASH
By:	/s/ Sheldon Inwentash
Sheldon Inwentash

CUSIP No. 29667k306	13G	Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith)